Exhibit 21

SUBSIDIARIES

Name of Entity	Jurisdiction of Incorporation
APACO, Inc.	Delaware
Boniface Engineering, Ltd.	United Kingdom
Champion Carrier Corporation	Delaware
Jige International S.A.	France
Miller/Greeneville, Inc.	Tennessee
Miller Financial Services Group, Inc.	Delaware
Miller Industries International, Inc.	Tennessee
Miller Industries Towing Equipment Inc.	Delaware